SCHEDULE 13G

Amendment No. 0
CELLECTAR BIOSCIENCES INC
COMMON STOCK
Cusip #15117F302
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] 	  Rule 13d-1(b)
[X] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #15117F302
Item 1: 	   	Reporting Person - Richard Hertzberg
Item 2: 	   	(a)  	[ ]   	   	(b)  	[ ]
Item 3:
Item 4: 	   	USA
Item 5: 	   	301,000
Item 6: 	   	0
Item 7: 	   	301,000
Item 8: 	   	0
Item 9: 	   	301,000
Item 10:
Item 11: 	   	6.638%
Item 12: 	   	IN
Cusip #15117F112
Item 1: 	   	Reporting Person - Richard Hertzberg
Item 2: 	   	(a)  	[ ]   	   	(b)  	[ ]
Item 3:
Item 4: 	   	USA
Item 5: 	   	44,915
Item 6: 	   	0
Item 7: 	   	44,915
Item 8: 	   	0
Item 9: 	   	44,915
Item 10:
Item 11:
Item 12: 	   	IN
Cusip #15117F138
Item 1: 	   	Reporting Person - Richard Hertzberg
Item 2: 	   	(a)  	[ ]   	   	(b)  	[ ]
Item 3:
Item 4: 	   	United States of America
Item 5: 	   	234,742
Item 6: 	   	0
Item 7: 	   	234,742
Item 8: 	   	0
Item 9: 	   	234,742
Item 10:
Item 11:
Item 12: 	   	IN

Item 1(a). 	    	Name of Issuer:

  	  	          	CELLECTAR BIOSCIENCES INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	3301 AGRICULTURE DRIVE
  	  	          	WI, Madison 53716
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 Richard Hertzberg

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 1329 Stratford Ct., Del Mar, California 92014

Item 2(c). 	     	 Citizenship:

  	   	               	 USA

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK and WARRANTS

Item 2(e). 	     	 CUSIP Numbers:   15117F302 and 15117F112 and 15117F138

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(c)  and the
			person filing, Richard Hertzberg, is an individual in accordance with Section 240.13d-1(c)(1).

Item 4. 	    	Ownership

  	  	     	(a)	Amount Beneficially Owned: 301,000 of common stock
				(cusip 15117F302) plus 44,915 exercisable warrants (cusip 15117F112) for total of 345,915

					Note: Ownership of 234,472 Non Exercisable
					Warrants (cusip 15117F138). In addition to
					the 345,915 common shares and warrants included
					as Beneficially Owned, Richard Hertzberg also has
					ownership of 234,742 warrants (cusip 15117F138)
					which are not exercisable if the owner is the
					Beneficial Owner of more than 4.99 % of the
					outstanding shares of the Company.  The owner
					of the warrants has the right to modifiy
					the Beneficiary Owner Limitation Provision
					to as much as 9.99 % and if allowed by Company
					may do so 61 days after filing the request to
					increase its warrant Beneficiary Ownership Exercise
					Limitation.  The Owner has requested that its
					Beneficiary Owner Exercise Limitation be increased
					to 9.99 % and has been informed by the Company that
					the increase will be effective on July 30, 2016.


  	  	     	(b)  Percent of Class: 7.746 % (Beneficial Ownership At May 26, 2016
			based on a total of 4,534,277 shares outstanding as reported by
			Cellectar Biosciences, Inc. in its Preliminary Proxy Soliciting
			(PRER14A) Filing of May 26, 2016 inclusive of holdings of cusips
			15117F302 and 15117F112).

				NOTE:    On July 30, 2016, assuming no dispositions
				or additions of Beneficially Owned shares and/or warrants, the
				Beneficial Ownership of Owner will increase to 9.99 % as a result
				of the effectiveness of the Owner's election to increase its
				Beneficial Owner Exercise Limitation included in those warrants
				(cusip 15117F138) to 9.99 %.

  	  	     	(c) Number of Beneficially Owned shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote: 345,915

					Note:  Owner, Richard Hertzberg, has no power to vote
					any of the Cusip 15117F138 warrants due to the Beneficary
					Owner Exercise Limitation provision of the warrants.  On
					July 30, 2016, will have the right to exercise a portion
					of the Cusip 15117F138 warrants up to the number of such
					warrants that do not result in Owner Richard Hertzberg
					becoming more than a 9.99% Beneficial Owner of the
					Company.

  	  	     	       (ii)    shared power to vote or to direct the vote: 0

  	  	     	       (iii)    sole power to dispose or to direct the disposition
					of: 	345,915

					 Note: Owner, Richard Hertzberg, has sole power to
						dispose or to direct the disposition of
						all of the Cusip 15117F138 nonexercisable
						warrants.

  	  	     	       (iv)    	shared power to dispose or to direct the
					disposition of: 0


Item 5. 	    	Not Applicable

Item 6. 	    	Not Applicable


Item 7. 	    	Not Applicable


Item 8. 	    	Not applicable.

Item 9. 	    	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature


Richard Hertzberg